CHAPMAN AND CUTLER LLP
                       111 WEST MONROE STREET
                       CHICAGO, ILLINOIS 60603

                            June 5, 2008



Mr. Vincent J. Di Stefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re:         ETF Equity Allocation June '08
                 ETF Equity and Income June '08
                File Nos. 333-150429 & 811-05903

Dear Mr. Di Stefano:

     We received your comments regarding the Registration Statement for FT 1711, ETF Equity Allocation June '08 and ETF
Equity and Income June '08 (the "Trusts") on May 16, 2008.   This
letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which you provided them to us.

1. Objectives - Please disclose in this section the asset classes in which the Portfolios will invest, why they will invest in each asset class, and the extent to which it will so invest.

     Response: We have added the following language to the end of the first sentence of the second paragraph in the prospectus section "Portfolio - Objectives" appearing on page 10 of the prospectus:

     "including, U.S. large-cap equity securities (approximately
     36% of the Trust's portfolio), U.S. mid-cap equity securities (approximately 18%), U.S. small-cap equity securities (approximately 12%), international equity securities (approximately 30%) and REITs (approximately
     4%)."

     We have added the following language to the end of the first sentence of the third paragraph in the prospectus section
     "Portfolio - Objectives" appearing on page 10:



     " including, U.S. large-cap equity securities (approximately
     30% of the Trust's portfolio), U.S. mid-cap equity securities (approximately 14%), U.S. small-cap equity securities (approximately 9%), international equity securities (approximately 24%), REITs (approximately 3%) and fixed income securities (approximately 20%).

     The second sentence of each of the paragraphs discussed above identifies that asset classes selected with the intention of providing investors with broad equity diversification with respect to the ETF Equity Allocation Portfolio and broad equity diversification as well as taxable income with respect to the ETF Growth and Income Portfolio.

2. Fee Table - Please change the line item "Underlying fund expenses" to "Acquired Fund Fees and Expenses."

     Response:  We have made the requested change.

3. Risk Factors - Please disclose the risks attendant with investing in the asset classes referenced in the preceding comment.

     Response: To the specific risks previously included in the prospectus, we have included the specific risks pertaining to value investing and growth investing in the prospectus section "Risk Factors" appearing on page 11 of the prospectus.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at
(312) 845-3017.


                                Very truly yours,

                                Chapman and Cutler LLP


                                By  /s/ Brian D. Free
                                   --------------------
                                      Brian D. Free